UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2015

Date of Report

(Date of earliest event reported)

THE RYLAND GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-08029	52-0849948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3011 Townsgate Road, Suite 200, Westlake Village, California 91361-3027

(Address of Principal Executive Offices) (ZIP Code)

Registrant’s telephone number, including area code: (805) 367-3800

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On July 2, 2015, The Ryland Group, Inc. (the “Company”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) with Standard Pacific Corp., a Delaware corporation (“Standard Pacific”), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of June 14, 2015 (the “Merger Agreement”), by and between the Standard Pacific and the Company. Subject to the terms and conditions of the Amended Merger Agreement, the Company and Standard Pacific have agreed to the merger (the “Merger”) of the Company with and into Standard Pacific, with Standard Pacific continuing as the surviving corporation in the Merger (the “Surviving Corporation”).

The Amended Merger Agreement amends the definition of “Ryland Stockholder Approval” to require adoption of the Amended Merger Agreement by the holders of at least a majority of all outstanding shares, rather than the holders of at least two-thirds of all outstanding shares, of Ryland Common Stock (as defined in the Amended Merger Agreement).

The foregoing description of the Amended Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Amended Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements.

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Exchange Act. These forward-looking statements include, among others, statements about the benefits of the acquisition and the expected timing for closing the acquisition. These statements are based on the current beliefs and expectations of the Company’s management and are subject to known and unknown risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by these forward-looking statements, including, but not limited to: (i) the Company or Standard Pacific may be unable to obtain stockholder approval as required for the Merger; (ii) conditions to the closing of the Merger may not be satisfied or waived; (iii) the transaction may involve unexpected costs, liabilities or delays; (iv) the Company’s business may suffer as a result of the uncertainty surrounding the transaction; (v) the outcome of any legal proceeding relating to the transaction; (vi) the Company may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended Merger Agreement; (viii) the ability of the Surviving Corporation to recognize benefits of the transaction; (ix) risks that the transaction disrupts current plans and operations and the potential difficulties faced by the Surviving Corporation in employee retention as a result of the transaction; and (x) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. For further information regarding the risks associated with the Company’s business, please refer to the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as may be required under applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It.

In connection with the merger, Standard Pacific has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which a joint proxy statement of the Company and Standard Pacific (the “Joint Proxy Statement”) has been included that also constitutes a prospectus of the Surviving Corporation. Investors and stockholders are urged to read the Registration Statement and the Joint Proxy Statement regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the Company, Standard Pacific and the Merger. You may obtain a free copy of the Joint Proxy Statement, as well as other filings containing information about the Company and Standard Pacific at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from the Company at www.ryland.com under the link “Investor Relations” and then under the heading “Financial Information” and the subheading “SEC Filings” and from Standard Pacific at www.standardpacifichomes.com under the tab “Investors” and then under the heading “SEC filings.” You may also read and copy any reports, statements and other information filed by the Company or Standard Pacific with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation.

The Company, Standard Pacific, their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s and Standard Pacific’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of the Company and their ownership of Company stock is set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 13, 2015. Information regarding Standard Pacific’s directors and executive officers is contained in Standard Pacific’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 23, 2015, and its proxy statement for its 2015 annual general meeting of stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers, other members of management and employees of the Company and Standard Pacific may have direct or indirect interests in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of the Company and Standard Pacific stockholders is included in the Joint Proxy Statement.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 14, 2015, by and between Standard Pacific Corp. and The Ryland Group, Inc.*

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RYLAND GROUP, INC. (Registrant)

Date: July 2, 2015	By:	/s/ Larry T. Nicholson
Larry T. Nicholson
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 14, 2015, by and between Standard Pacific Corp. and The Ryland Group, Inc.*

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.